Exhibit 4.10

This Commercial Management Agreement is made on the 16th day of August 2022.

By and between :

(1)
SEANERGY MANAGEMENT CORP., a company incorporated under the laws of the Republic of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Islands, Majuro, MH96960, Marshall Islands (the “Company”); and

(2)	ELITE TANKSHIP PTE LTD, a company incorporated under the laws of Singapore with UEN: 202002125R having its registered office at 8 EU TONG STREET # 14-94. SINGAPORE 059818 (the “Commercial Managers”),

(each a Party and, together, the Parties).

WHEREAS

(A)
Pursuant to a Commercial Management Agreement dated July 5, 2022 and entered into between the Company and United Maritime Corporation, of the Republic of the Marshall Islands ("United”), the Company has agreed to directly or by sub-contracting seek, negotiate and conclude charterparties or other contracts for the employment of the vessels owned by United’s wholly owned subsidiaries (each a “Shipowning Entity”);

(B)
EPANASTASEA MARITIME CO. (the “Owner”) is the buyer of the vessel named “TIMBERWOLF” tbr “EPANASTASEA” registered under the MARSHALL ISLANDS flag bearing IMO Number 9319686 (the "Vessel") and shall evidence its agreement to be bound by the terms and conditions of this Agreement by executing a deed of accession to this Agreement in the form of Schedule 1; and

(C)
The Commercial Manager is involved in the commercial management of vessels and the Company wishes to sub-contract certain commercial management services to the Commercial Manager as the commercial manager of the Vessel subject to and in accordance with terms of this Agreement.

THEREFORE, IT IS AGREED AS FOLLOWS

1.	DEFINITIONS

In this Agreement

“Commercial Manager” means ELITE TANKSHIP PTE LTD, a Singapore registered company with UEN: 202002125R.

"Business Day" means days on which banks are open for business and not authorized to close in Singapore, Jakarta, London, Athens and New York.

"Management Services" means the services provided by the Commercial Manager to the Owner pursuant to Clause 4 of this Agreement.

2.	APPOINTMENT

2.1
With effect from the date of delivery of the Vessel to the Owner (to be evidenced by the protocol of delivery and acceptance), or such earlier date as may be agreed in writing between the Parties, and continuing unless and until terminated as provided herein, the Company hereby appoints the Commercial Manager, on an exclusive basis (in relation to the Management Services mentioned herein) and the Commercial Manager hereby accepts its appointment as exclusive commercial manager to undertake the commercial management and operation of the Vessel, upon the terms and conditions hereinafter set forth.

3.	BASIS OF AGREEMENT

3.1
Subject to the terms and conditions of this Agreement, during the period of this Agreement, the Commercial Manager shall carry out Management Services in respect of the Vessel as exclusive agent (in relation to the Management Services) for and on behalf of the Owner.

3.2
The Commercial Manager shall have authority to take such actions as they may from time to time in their reasonable discretion consider to be necessary to enable them to perform their obligations under this Agreement in accordance with first class international commercial management practice for vessels similar to the Vessel and the market in which the Vessel operates or will operate and general principles of good corporate governance and with the care, diligence and skill that a prudent manager of vessels such as the Vessel would reasonably be expected to possess and exercise.

4.	COMMERCIAL MANAGEMENT

4.1
In consideration of the Commission payable by the Owner to the Commercial Manager pursuant to Clause 7 below, the Commercial Manager shall manage the commercial operation of the Vessel, as required by the Owner, which includes, but is not limited to, the following functions:

(a)
providing marketing services on behalf of the Owner in respect of the Vessel, including, but not limited to, seeking, negotiating and concluding voyage charters or other employment contracts in respect of the Vessel provided that if such a contract (or any series of consecutive contracts) exceeds two (2) months, the Commercial Manager shall be required to obtain the prior written consent of the Owner;

(b)
arranging of the invoicing of all hire and/or freight revenues or other monies of whatsoever nature to which the Owner may be entitled arising out of the employment or otherwise in connection with the Vessel and following-up the timely payment and assisting in the collection of monies payable under the employment contracts to the Owner; all such documents to be provided to the Company and/or the Owner by the Commercial Manager immediately upon their issuance or receipt, as may be applicable;

(c)
providing voyage estimates and accounts and calculating of hire, freights, demurrage and/or dispatch monies due from or due to the charterers of the Vessel, as well as voyage actual results and variance reports upon completion of each voyage/employment contract, including laytime calculations as applicable;

(d)	issuing of voyage instructions, monitoring of voyage performance, speed and use of weather routing services, if deemed necessary by the Commercial Manager;

(e)
arranging the scheduling of the Vessel according to the terms of the Vessel's employment and issuing or causing to be issued documents, which may be required under the charter contracts on behalf of and in the name of the Owner or its charterers, following the Company’s and/or the Owner’s information and approval;

(f)
Buying and supplying bunkers to the vessel on Owner’s behalf and account in compliance with requirements of safe navigation and delivery provisions of voyage charters as required and as per clause 4.4 below.

(g)	appointing agents and negotiating tug-boat service contracts, provided such appointments are on competitive terms and prices;

(h)	appointing stevedores;

(i)	arranging surveys associated with the commercial operation of the Vessel;

(j)	taking all other steps or actions as may reasonably be required to procure the safe and efficient operation of the Vessel;

(k)	advising the Company and/or the Owner regularly of the trading of the Vessel and liaising with the Owner on the dry-docking and/or scheduled or unscheduled repairs;

(l)
maintaining proper and detailed accounts for the Vessel, in order to ensure proper analysis of the results and all such other records, clean fixtures, charterparties, statements and supporting vouchers (if any), obtained in connection with the Management Services and making them available to the Company and/or the Owner upon issuance or receipt of such documents, as may be applicable, including, but not limited to, any of the foregoing which the Commercial Manager deems necessary or advisable in order to comply with any charter or other contract in effect with respect to the Vessel from time to time;

(m)
providing the Company and/or the Owner with all relevant vouchers (i.e. freight invoices, hire invoices, bunkers etc.) required to maintain accurate account entries of the Owner’s account on a daily basis and records of all revenue, costs and expenditure incurred; and

(n)	preparing monthly reports on the chartering business of the Vessel (to be delivered within 5 calendar days after the end of each calendar month).

4.2
The Commercial Manager shall maintain at all times during the term of this agreement qualified staff and personnel to procure the performance of the duties and obligations required to be performed as set forth herein. Notwithstanding the above, the Commercial Manager may sub-contract any of its duties to companies, provided always that, (i) prior written notice is served to the Company and the Owner, and (ii) notwithstanding any sub-contract, the Commercial Manager shall remain fully liable for the due performance of all of its obligations under this Agreement.

4.3
In the performance of its obligations under this Agreement, the Commercial Manager shall only be required to spend the amount of time and attention on the Vessel that a Commercial Manager would reasonably be expected to spend in the due, proper and diligent discharge of its obligations under this Agreement.

4.4
The Commercial Manager shall arrange at Owners’ account for the provision of bunker fuel of the quality required for the Vessel and her trade. The Commercial Manager shall use its commercially reasonable endeavors (a) to source bunkers for the Vessel at a price consistent with Platts for the nearest appropriate port and (b) to base the selection of bunker supplier on a minimum of two (2) competitive quotes provided that such quotes are readily available by credible suppliers extending similar payment terms as the ones obtained by the Commercial Manager and within time operationally permitting obtaining such two quotes. The Commercial Manager shall provide to the Company and/or the Owner a quarterly report for the Vessel setting out a comparison between the actual bunker costs per ton per stem and the appropriate Platts references pricing per stem (such report to include the date and location of each stem and relevant Platts location and pricing). If requested by the Company or the Owner, the Commercial Manager shall consult with the Company and/or the Owner on the applicable benchmarking criteria.

5.	ADDITIONAL SERVICES - CLAIMS

5.1
In continuous cooperation with the Owners and/or the Company, the Managers shall coordinate the handling and settlement of all claims arising out of the Management Services hereunder and in relation to any loss or damage to the Vessel caused by, or which is the liability of, any third party or where any loss or damage to any third-party vessel is caused by, or is the liability of, the Vessel, such claim shall be handled also by the Commercial Manager in conjunction with the Company and/or the Owner and the Owner’s P&I association and/or club and/or insurer. The Commercial Manager shall keep the Owner informed regarding any incident of which the Commercial Manager becomes aware which gives or may give rise to claims or disputes involving third parties and shall provide all appropriate documentation to assist and/or support such claim. The Commercial Manager shall offer the services of the Commercial Manager’s in-house counsel for legal assistance and advice to the Owner in connection with any other aspect of the Owner’s business provided that in the event of a conflict of interest between the Owner and the Commercial Manager, the Commercial Manager may decline to provide such legal services to the Owner with respect to such event.

5.2
The Commercial Manager shall, as instructed by the Owner and/or the Company, bring or defend actions, suits or proceedings in connection with matters entrusted to the Commercial Manager according to this Agreement.

5.3
The Commercial Manager, with the consent of the Owner and/or the Company, shall also have the power to appoint protecting agents and to obtain legal or technical or other outside expert advice in relation to the handling and settlement of claims and disputes or all other matters affecting the interests of the Owner in respect of the Vessel. With respect to any other aspect of the Owner’s business, the Commercial Manager shall, with the consent of the Owner and/or the Company, retain for and on behalf of the Owner outside lawyers whom the Commercial Manager believes can respond to the Owner’s request for legal assistance should the Commercial Manager’s in-house legal staff, in its sole discretion, determine that it is not capable of responding properly, and any costs, fees and charges of such outside lawyers shall be paid by the Owner.

5.4	The Owner shall arrange for the provision of any necessary guarantee bond or other security.

5.5
The Commercial Manager shall provide the Owner with such reports, reconciliations or financial information and reasonable access to documents for copying and analysis as may from time to time reasonably the Owner and/or the Company request for the purpose of monitoring the Owner’s financial performance.

5.6	The Commercial Manager shall provide such other services as the Owner and/or the Company may request and as the Commercial Manager may agree to provide from time to time.

5.7
Any costs incurred by the Commercial Manager in carrying out their obligations according to Clause 5 shall be reimbursed by the Owner and/or the Company, provided the Commercial Manager provides relevant supporting invoices and/or evidence and subject to the Owner's and/or the Company’s prior written approval.

5.8	The settlement of any disputes or claims shall be subject to the Owner’s and/or the Company’s prior written approval.

6.	PAYMENTS AND VOYAGE COSTS

6.1	Owners will be the beneficiaries of all monies (i.e. freight, deadfreight, demurrage etc/) and will be received directly in Owner’s nominated bank accounts.

6.2
Owner will directly make payments to vendors for all the voyage related costs in liaison with The Commercial Manager. All such costs shall be subject to the Owner’s prior approval and supported by all relevant vouchers, invoices, D/As etc.

7.	COMMISSION

7.1
The Owner shall pay to the Commercial Manager a commission fee equal to [•]% on freight, deadfreight and demurrage arising from or in connection with the employment or operation of the Vessel during the term of this Agreement (the "Commission") to the below account.

TELEGRAPHIC TRANSFER DETAILS

BANK  : UNITED OVERSEAS BANK LIMITED ANSON BRANCH
ADDRESS: 10 ANSON ROAD, #01-01 INTERNATIONAL PLAZA, SINGAPORE 079903
SWIFT CODE: UOVBSGSG
FOR CREDIT TO  : ELITE TANKSHIP PTE. LTD.
ACCOUNT NUMBER: 374-907-896-9

7.2	The Commission shall be payable by the Owner to the Commercial Manager on within thirty (30) days of receipt by the Owner of the respective earnings from each employment/contract of the Vessel.

7.3
The parties agree that any Commission payable to the Commercial Manager in accordance with this Agreement shall remain payable until it is fully paid, notwithstanding the termination of this Agreement for any reason whatsoever prior to the expiry of such voyage charter.

8.	ACCOUNTS

8.1
The Owner shall pay (a) the Commission and (b) all expenses approved by the Company or the Owner (such approval not to be unreasonably withheld) and incurred by the Commercial Manager under the terms of this Agreement to the account of the Commercial Manager specified in writing by the Commercial Manager. Such expenses to be pre-approved by the Company or the Owner and supported by relevant invoices and vouchers.

9.	UNDERTAKINGS

9.1
The Commercial Manager undertakes to obtain the Company's or the Owner’s prior written consent before fixing the Vessel for a clean product voyage or before fixing the Vessel for a dirty product voyage or before operating the Vessel in the territorial waters of any country which is a high risk are and/or where it is generally considered within the shipping industry that her security may be jeopardized or for which her insurance cover may be jeopardized. The Commercial Manager also undertakes to obtain the Owner’s prior written consent in case of repositioning ballast voyages requiring additional funding to cover the related expenses.

9.2
The Commercial Manager undertakes, at the request of the Owner, to promptly deliver a duly executed letter of undertaking and subordinating their rights against the Vessel to the Owner’s lenders’ rights, in customary form. The Commercial Manager further agrees that it will cooperate with the Owner’s lenders in providing such undertaking and any other further documentation which may be reasonably required by the Owner’s lenders.

9.3	The Owner undertakes as follows:

(a)
to indemnify and hold the Commercial Manager harmless from all consequences or liabilities in signing bills of lading, issuing letters of indemnity in lieu of bills of lading or changes of destination from bills of lading or other documents relating to the relevant charterparty for the Vessel or from any irregularity in documents supplied to the Commercial Manager and/or its appointed agent or stevedores or from complying with all lawful orders given to it and provided thar the Commercial Manager has not acted negligently in signing such documents; and

(b)
to promptly notify the Commercial Manager of the Owner's decision to sell or redeliver the Vessel which shall include details of the delivery laycan, port of delivery or range of ports of delivery, any pre-delivery inspections and any other information which may affect the operations or employment of the Vessel. Following receipt of such notice, the Commercial Manager shall not contract to employ the Vessel for periods in excess of the intended delivery laycan of the Vessel as specified in the Owner's notice to the Commercial Manager as aforesaid.

10.	LIABILITY

10.1	Force Majeure

Neither the Owner nor the Commercial Manager shall be under any liability for any failure to perform any of their obligations hereunder by reason of any cause whatsoever of any nature or kind beyond their reasonable control. If a force majeure event continues for a period in excess of 60 days either Party may terminate this agreement by giving notice to this effect.

10.2	Liability to Owner

Without prejudice to Clause 9.1 above, the Commercial Manager shall be under no liability whatsoever to the Owner for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of performance of the Management Services UNLESS same is resulted from the negligence or willful default of the Commercial Manager or its employees or agents or stevedores or sub-contractors employed by it in connection with the Vessel;

10.3	Indemnity

Except to the extent and solely for the amount therein set out that the Commercial Manager would be liable under Clause 9.3 above, the Owner hereby undertakes to keep the Commercial Manager and their employees, agents, stevedores and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of the Agreement, and against and in respect of all costs, losses, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Commercial Manager may suffer or incur (either directly or indirectly) in the course of the due and lawful performance of this Agreement within the course and scope of their authority as set out in this Agreement.

10.4	"Himalaya"

It is hereby expressly agreed that no employee or agent of either Party shall in any circumstances whatsoever be under any liability whatsoever to the other Party for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause, even exemption, limitation, condition and liberty herein contained and ever right, exemption from liability, defense and immunity of whatsoever nature applicable to the relevant Party or to which that Party is entitled hereunder shall also be available and shall extend to protect every such employee or agent of such Party acting as aforesaid and for the purpose of all the foregoing provisions of this Clause the Commercial Manager is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.

11.	DURATION OF THE AGREEMENT

11.1	Termination by Notice

Any Party may terminate this Agreement on 30 days' written notice to the other Party before arriving at the last discharge port. Termination of this Agreement shall be without prejudice to all rights accrued between the parties prior to the date of termination hereof.

11.2	Commercial Manager's Default

If the Commercial Manager fails to meet its obligations under Clauses 3, 4 and 5 of this Agreement for any reason within the control of the Commercial Manager, the Owner may give notice in writing to the Commercial Manager of the default, requiring it to remedy the default within 10 days. In the event that the Commercial Manager fails to remedy it within such 10 days to the reasonable satisfaction of the Owner, the Owner shall be entitled to terminate the Agreement with immediate effect by notice in writing.

11.3	Owner's Default

If the Owner fails to pay any Commission, costs or any other amount including funds advanced due to the Commercial Manager in accordance with the terms of this Agreement, the Commercial Manager shall be entitled to give notice of the default in writing and demand that the outstanding amount is paid within seven (7) days from the date of such notice. In the event that such outstanding amount is not paid within this time by the Owner, the Commercial Manager shall be entitled to terminate its appointment as exclusive commercial manager under this Agreement, with immediate effect by giving the Owner written notice.

11.4	Extraordinary Termination

This agreement shall be deemed to be terminated in the case of the sale of the Vessel or if the Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned other than for hire.

11.5	For the purposes of this Clause:

(a)	the date upon which the Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the Owner ceases to be registered as Owner or disponent Owner of the Vessel;

(b)
the Vessel shall not be deemed to be lost unless either she has become an actual total loss or agreement has been reached with her underwriters in respect of her constructive, compromised or arranged total loss or if such agreement with her underwriters is not reached it is adjudged by a competent tribunal that a constructive loss of the Vessel has occurred.

11.6
This Agreement shall be terminated by notice from one party to the other forthwith in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either Party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if it suspends payment, ceases to carry on business or make any special arrangement or composition with its creditors.

11.7	The termination of this Agreement shall be without prejudice to all rights accrued due between the Parties under this Agreement prior to the date of termination.

12.	GENERAL

12.1	No variation of this Agreement shall be effective unless given in writing and signed by or on behalf of each of the Parties.

12.2
If any term or provision in this Agreement is held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, such term or provision or part shall to that extent be deemed not to form part of this Agreement but the enforceability of the remainder of this Agreement shall not be affected.

12.3	Neither this Agreement nor any of the rights, obligations or duties arising under this Agreement may be assigned or transferred by any Party without the prior written consent of the other Party

12.4	The arrangements contemplated by this Agreement are not intended to and shall not (and shall not be construed so as to) constitute any kind of partnership between the Parties.

12.5
No neglect, delay or indulgence on the part of any Party in enforcing any term of this Agreement will be construed as a waiver of that term and no single or partial exercise by any Party of any rights or remedy under this Agreement will preclude or restrict the further exercise or enforcement of any such right or remedy or any other rights or remedies under this Agreement.

12.6
This Agreement, and the documents referred to in it, constitutes the entire agreement and understanding of the parties and supersedes any previous agreement between the parties relating to the subject matter of this Agreement.

12.7
A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

12.8	This Agreement can be executed in counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

13.	CONFIDENTIALITY

13.1
Each Party shall keep, and shall seek to ensure its officers, employees, agents and consultants keep confidential all information gained by it or them during the term of this Agreement concerning the business and affairs of the other Party (and the terms of this Agreement) and will not disclose or use the same for any purpose whatsoever except:

(a)	as required by any applicable law; and

(b)
as required or compelled to be disclosed in a judicial, governmental or administrative proceeding including to its professional advisers, its lawyers, legal counsels and auditors, third party managers, potential financiers and as otherwise may be required by the laws or regulations applicable to the Parties and/or the Parties’ parents, including but not limited to any stock exchange and/or securities & exchange commission laws and regulations and if required by any applicable law or regulation.

14.	NOTICES

14.1
Any notice given under this Agreement shall be in writing and should be delivered personally or sent by first class pre-paid post or by EMAIL to the Parties’ respective addresses set out below in this Agreement or as otherwise notified by them from time to time in accordance with the provisions of this Clause.

14.2
The address and EMAIL ID’s (and the person for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered in connect with this Agreement is:

Company:
Seanergy Management Corp.
154 Vouliagmenis Avenue,
16674, Glyfada, Athens, Greece
Email: legal@seanergy.gr & ops@seanergy.gr
Tel: +30 213 0181 507

Owner:
Epanastasea Maritime Co.
c/o United Maritime Corporation
154 Vouliagmenis Avenue,
16674, Glyfada, Athens, Greece
Email: legal@usea.gr & operations@usea.gr
Tel: +30 213 0181 507

Commercial Manager
ELITE TANKSHIP PTE LTD
Email: mangish.kakodkar@mkstpl.com; ops1@eliteships.sg; ops@essential.sg
Tel: +65 6678 6527 ; +65 8700 3780 ; +971 52505 4750

14.3	In the absence of evidence of earlier receipt, a notice or other communication is deemed given:

(a)	If delivered personally, when left at the address referred to in Clause 14.2 above;

(b)	If sent by post, on the third (3rd) Business Day next following the day of posting it;

(c)	If sent by EMAIL, A positive acknowledgement within 48 hours.

15.	LAW AND JURISDICTION

15.1
This Agreement and any non-contractual rights arising therefrom shall be governed by English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the London Maritime Arbitrators Association (LMAA) rules current at the time of commencement of the arbitration.

15.2
Any referral made pursuant to this Clause 15 shall be to three (3) Arbitrators on the following basis: if a dispute arises between the parties then each shall appoint an Arbitrator and the two Arbitrators so appointed shall appoint a third.

15.3
Upon receipt of notice of appointment of an Arbitrator by the first notifying party (who shall therein state that it shall appoint its own arbitrator as sole arbitrator if the other party does not appoint an Arbitrator in accordance herewith), the second party shall appoint its Arbitrator and give notice of such appointment within fourteen (14) days, failing which the prior notifying party shall be entitled either to appoint its Arbitrator as Sole Arbitrator or appoint an Arbitrator on behalf of the second party who shall accept such appointment as if it had been made by itself.

15.4
If a party does not appoint its own Arbitrator and give due notice in accordance with Clause 15.3 the party referring the dispute to arbitration may without requirement for further notice to such other party failing to so appoint make appointment in accordance with Clause 15.3 and shall advise the other party accordingly and the award of a Sole Arbitrator or panel appointed in accordance with Clause 15.3 shall be binding on all parties as if appointment had been by agreement.

15.5
Nothing in this Clause 15 shall prevent the parties agreeing in writing to vary these provisions to provide for appointment of a Sole Arbitrator or to consolidate arbitration proceedings hereunder where thought appropriate or desirable.

15.6
In cases where neither the claim nor any counterclaim exceeds the sum of USD 50,000 (or such other sum as the parties may agree) (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

15.7	Any such Arbitration shall be in accordance with and subject to the Arbitration Act 1996 and any statutory amendment or modification thereto.

IN WITNESS WHEREOF the Parties have entered into this Agreement on the date first written above

EXECUTED by the parties

Signed by
For and on behalf of

SEANERGY MANAGEMENT CORP.
(Company)

By: /s/ Stavros Gyftakis
Name: Stavros Gyftakis
Title: Director

ELITE TANKSHIP PTE LTD
(Commercial Managers)

By: /s/ Mangish Kakodkar
Name: Mangish Kakodkar
Title: CEO

Schedule 1

Deed of Accession

[          ] 202[  ]

From:	[	]

To:	[	]

Dear Sirs,

Re:	Commercial Management Agreement of August 16, 2022 and made between (1) Seanergy Management Corp. (the “Company”) and ELITE TANKSHIP PTE LTD (the “Commercial Manager”)

We refer to the Commercial Management Agreement (the “Agreement”). We are a Shipowning Entity as defined in the Agreement and are to become owners of the vessel “Epanastasea” (the “Vessel”).

We hereby confirm that:

(a)
the Company has entered into the Agreement pursuant to the provisions of a Commercial Management Agreement dated July 5, 2022 entered into between United Maritime Corporation and the Company, to which we have acceded by virtue of a Deed of Accession dated [          ]; and

(b)	we are bound to observe the terms and conditions of the Agreement as if we were a named signatory therein.

We hereby confirm that the Company has full authority on our behalf (i) to execute the Agreement and any agreement or addendum supplemental thereto, (ii) to give to the Commercial Manager any instructions required of us under the Agreement, (iii) to exercise any of our rights under the Agreement and (iv) to act in accordance with the terms contained in the Agreement, both on our behalf and on all matters relating to us, which are the subject of the Agreement and as they relate to the Vessel.  We hereby confirm that we will be bound by any actions taken by the Company under the Agreement on our behalf and we hereby confirm and ratify any such actions taken by the Company.

The terms and provisions of this letter shall be governed by and construed in accordance with English law, and this letter is being executed as a deed on the date first above written.

Yours faithfully,

For and on behalf of
Epanastasea Maritime Co.

In the presence of: